Exhibit 99.1

Operating and Financial Review and Prospects

The activities of Elbit Imaging Ltd. (“Elbit” or the “Company”) are divided into the following principal fields: (i) Commercial Centers - initiation, construction and sale of commercial centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe, primarily through our 45% subsidiary Plaza Centers N.V. ("PC); in certain circumstances and depending on market conditions, we operate and manage commercial centers prior to their sale; (ii) Hotel - hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; and (iv) Plots in India - plots designated for sale which were initially designated to residential projects

We may from time to time make written or oral forward-looking statements, including in filings with the U.S. Securities and Exchange Commission (“SEC”), in reports to shareholders, press releases and investor webcasts. Forward-looking statements include statements regarding the intent, belief or current expectations of Elbit and our management about our business, financial condition, results of operations, and our relationship with our employees and the condition of our properties. Words such as “believe”, “expect,” “intend”, “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the SEC including, without limitation, Item 3.D of our Annual Report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors”. Any forward-looking statements speak only as of the date of such statement, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited interim consolidated financial data for the period ended June 30, 2016 included elsewhere in this Current Report on Form 6-K and in conjunction with our consolidated financial statements and the related notes and other financial information included in our Annual Report on Form F-20 submitted to the SEC on April 21, 2016.

Six months ended June 30, 2016 compared to corresponding period in 2015

Consolidated income and revenues for the six months' period ended June 30, 2016 amounted to NIS 219 million ($ 57 million) compared to NIS 312 million in the corresponding period in 2015. Following is the analyses of our revenues:

(i)	Revenues from sale of commercial centers decreased in the first half of 2016 to NIS 116 million ($ 30 million) compared to NIS 182 million in the corresponding period. Such amount in 2016 was attributable to the sale of Liberce Plaza commercial centers in Czech Republic and the sale of plots in Belgrade, Romania and Poland by PC. The revenues in 2015 is attributed mainly to the sale of the Koregaon Park in Pune, India.

(ii)	Revenues from hotel operations and management amounted to NIS 67 million ($17 million) in the first half of 2016 compared to NIS 85 million in the corresponding period. The decrease was mainly attributable to the sale of our hotels in Antwerp, Belgium in May 2015 partially offset by an increase in the revenue of the Radisson Blu Hotel in Bucharest Romania. The average occupancy rate in our hotels was approximately 78% in 2016 compared to 80% in 2015, and the average room rate was approximately €93 in 2015 and in 2016. Our hotels consist approximately of 764 rooms in 2016 and 990 rooms in 2015.

(iii)	Rental income from commercial centers amounted to NIS 36 million ($9 million) in the first half of 2016 compared to NIS 44 million in the corresponding period. The decrease was mainly attributable to the sale of Liberce commercial center in Q1 2016 and Koregaon Park commercial center in Q2 2015. The average occupancy rates in 2016 were 89%-98% compared to 83%-96% in 2015. PC's business model in respect of its commercial centers is to develop, lease and then sell the properties to third parties. Therefore, the rental income from the commercial centers in the first half of 2016 and 2015 represented only the lease income from the commercial centers and may not be sustainable in the future once PC sells the commercial centers as part of its business cycle.

Expenses and losses (income):

Our expenses and losses in 2016 amounted to NIS 315 million ($82 million) compared to NIS 518 million in the corresponding period in 2015. Set forth below is an analysis of our expenses and losses:

(i)	Cost of hotel operations and management amounted to NIS 58 million ($15 million) in the first half year of 2016 compared to NIS 74 million in the corresponding period. The decrease mainly resulted from the sale of our hotels in Antwerp, Belgium as mentioned above.

(ii)	Expenses of commercial centers amounted to NIS 130 million ($34 million) in the first half of 2016 compared to NIS 255 million in the corresponding period in 2015. The decrease was mainly attributable to (i) cost of commercial centers and plots sold by PC during the first half of 2016 in the amount of NIS 105 million ($28 million) compared to NIS 220 million in the corresponding period (ii) decrease in operational expenses resulting from a decrease in the rental income from commercial centers as mentioned above.

(iii)	General and administrative expenses decreased to NIS 5 million ($1 million) in the first half of 2016 compared to NIS 8 million in the corresponding period in 2015. The decrease was mainly attributable to cost saving actions in the Company and its subsidiaries by reducing salaries costs and moving into smaller offices.

(iv)	Share in losses of associated net amounted to NIS 21 million ($5 million) in the first half of 2016 compared to NIS 25 million in the corresponding period. Such losses were mainly attributable to losses of INSIGHTEC which is an associate of the Company.

(v)	Financial expenses, net amounted to NIS 84 million ($22 million) in the first half of 2016 compared to NIS 181 million in the corresponding period in 2015. The decrease of NIS 97 million related mainly to the following:

●	A decrease in the amount of NIS 86 million ($23 million) in exchange rate differences mainly attributable to exchange rate differences between the € and NIS on PC’s notes, which are recorded in NIS and are measured in €.

●	A decrease in the amount of NIS 13 million ($3 million) in interest and CPI - linked borrowing expenses, net, attributable mainly to a decrease in the Company interest expenses, mainly due to the lower level of corporate debts of the Company following nots buyback programs by the Company.

(vi)	Write-down, charges and other expenses, net, amounted to NIS 16 million ($4 million) in the first half of 2016 compared to income in the amount of NIS 25 in the corresponding period in 2015. The amounts in the first half of 2016 include mainly provision in the amount of €2 million (NIS 9 million) as result of arbitration ruling against PC in indemnification claim (see note 9 A) and loses in the amount of NIS 8 due to termination of lease agreement regarding land plot near Tiberius (see note 8 M)

(vii)	As a result of the foregoing factors, we recognized loss before income tax in the total amount of NIS 96 million ($25 million) in the first half of 2016 compared to NIS 206 million in the corresponding period in 2015.

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Income taxes expenses amounted to NIS 1 million ($0.2 million) in the first half of 2016 compared to NIS 2 million in the corresponding period in 2015.

The loss from continued operation amounted to NIS 97 million ($25 million) in the first half a year of 2016 compared to NIS 208 million in the corresponding period.

The profit from discontinued operation amounted to nil in the first half of 2016 compared to NIS 7 million in the corresponding period. The profit in 2015 is mainly attributed to the Company's fashion retail operation, which were sold in January 2015, and accordingly reclassified as discontinued operation.

The above resulted in loss of NIS 97 million ($25 million) in the first half of 2016, of which NIS 79 million ($21 million) was attributable to our equity holders and loss in the amount of NIS 17 million ($4 million) was attributable to the non-controlling interest. The loss in the first half of 2015 amounted to NIS 201 million of which NIS 97 million was attributable to our equity holders and loss in the amount of NIS 104 million was attributable to the non-controlling interest.

(viii)	The following table provides supplemental information of our results of operations per segment, for the first half year ended June 30, 2016 (in NIS millions):

Segment	Hotels	Commercial Centers	Medical Industries	Residential	Other and Allocations*	Total
Revenues	67	116	29	-	(29)	183
Rental income from commercial centers	-	49	-	-	(13)	36
Costs and expenses	58	137	87	-	(93)	189
Financial expenses (income), net	10	(2)	-	-	-	8
Other expenses, net	7	9	-	1	-	17
Share in losses of associates, net			3		18	21
Segment profit (loss)	(8)	21	(61)	(1)	33	(16)
Unallocated general and administrative expenses						(5)
Unallocated financial expenses						(76)
Unallocated other income						1
Profit before income taxes						(96)
Income Tax						(1)
Profit from discontinued operation						-
Loss for the period						(97)

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Three months ended June 30, 2016 compared to corresponding period in 2015

Consolidated Income revenues and gains for the three months' period ended June 30, 2016 amounted to NIS 122 million ($32 million) compared to NIS 244 million in the corresponding period in 2015.

Revenues from hotels operations and management amounted to NIS 37 million ($10 million) in Q2 2016 compared to NIS 42 million in the corresponding period in 2015. The decrease was mainly attributable to the sale of our hotels in Antwerp, Belgium in May 2015 partially offset by an increase in the revenue of the Radisson Blu Hotel in Bucharest Romania.

Costs and expenses of hotels operations and management amounted to NIS 30 million ($8 million) in Q2 2016 compared to NIS 34 million in Q2 2015. The decrease resulted from the decrease in the revenue mentioned above.

Revenues from sale of commercial centers amounted to NIS 68 million ($18 million) in Q2 2016 compared to NIS 182 million in the corresponding period. Such amount in 2016 was attributable to the sale of plot in Belgrade and in 2015 to the sale of the Koregaon Park in Pune India.

Rental income from commercial centers amounted to NIS 17 million ($4 million) in Q2 2016 compared to NIS 20 million in Q2 2015. The decrease was mainly attributable in the sale of the Koregaon Park commercial center, which was sold in Q2 2015 and in the sale of Liberce commercial center in Q1 2016.

Cost of commercial centers amounted to NIS 70 million ($18 million) in Q2 2016 compared to NIS 237 million in Q2 2015. The decrease resulted from (i) cost of sale of commercial center and plots sold by PC in the amount of NIS 59 million in Q2 2016 compared to NIS 220 million in Q2 2015 (ii) a decrease in operational expenses resulting from a decrease in the rental income of the commercial center as mentioned above.

General and administrative expenses amounted to NIS 2 million ($0.5 million) in Q2 2016 compared to NIS 4 million in Q2 2015. The decrease was mainly attributable to cost saving actions in the Company and its subsidiaries by reducing salaries costs and moving into smaller offices.

Share in losses of associated, net amounted to NIS 10 million ($3 million) in Q2 2016 compared to NIS 11 million and in Q2 2015.

Financial expenses, net amounted to NIS 25 million ($7 million) in Q2 2016 compared to NIS 57 million in Q2 2015. The decrease of NIS 32 million resulted mainly from a decrease in the amount of NIS 35 million ($9 million) in interest and CPI- linked borrowing expenses, net, attributable mainly to (i) a decrease in interest expenses in the amount of NIS 18 million (US$ 5 million) mainly due to cancellation of acceleration of discount amortization in PC's debentures due to changes in the PC forecast cash flow (ii) lower level of corporate debts of the Company and PC following nots buyback programs by the Company and early repayment of debentures by PC .

Write-down and other expenses, net amounted to NIS 16 million ($4 million) in Q2 2016 compared to income in the amount of NIS 27 million in Q2 2015. The amounts in Q2 2016 include mainly provision in the amount of € 2 million (NIS 9 million) as result of arbitration ruling against PC in indemnification claim (see note 9 A) and loses in the amount of NIS 8 due to termination of lease agreement regarding land plot near Tiberius (see note 8 M)

Loss for the period attributable to equity holders of the Company amounted to NIS 34 million ($9 million) in Q2 2016 compared to NIS 14 million in Q2 2015. Total loss for the period in Q2 2016 amounted to NIS 31 million ($ 8 million) compared to NIS 71 million in Q2 2015.

Shareholders' equity as of June 30, 2016 amounted to NIS 220 million ($57 million) (out of which Shareholders' deficiency in the amount to NIS 47 million ($12 million) was attributed to the controlling interest.

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